Ritter Pharmaceuticals, Inc.

1801 Century Park East, Suite 1820

Los Angeles, California 90067

June 16, 2015

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Attention:	Mr. Johnny Gharib Mr. Brian Pitko

Re:	Ritter Pharmaceuticals, Inc. – Request for Acceleration Registration Statement on Form S-1 File No. 333-202924

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ritter Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-202924), as amended (the “Registration Statement”), so that it may become effective at 5:00 P.M. (Eastern Daylight Time) on June 18, 2015, or as soon thereafter as practicable. Under separate cover, you will receive a letter from the managing underwriter of the proposed offering joining in the Registrant’s request for acceleration of the effectiveness of the Registration Statement.

The Registrant hereby authorizes each of Yvan-Claude Pierre, Esq. and Daniel I. Goldberg, Esq. of Reed Smith LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

i.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

ii.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

iii.	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Goldberg at (212) 549-0380 or, in his absence, Mr. Pierre at (212) 549-0378.

RITTER PHARMACEUTICALS, INC.

By:	/s/ Michael D. Step
Michael D. Step Chief Executive Officer